
October 28, 2010

Geovanni Barris
Vice President
The Bank of New York Mellon, Trustee
101 Barclay Street
New York, New York 10286

  Re: **BP Prudhoe Bay Royalty Trust**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 1, 2010
    File No. 1-10243

Dear Mr. Barris:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       H. Roger Schwall
       Assistant Director